June 25, 2018

VIA EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.
Registration Statement on Form S-1
File No. 333-225603

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Chicken Soup for the Soul Entertainment, Inc., a Delaware corporation (the “Company”), that the effective time and date of the Company’s Registration Statement on Form S-1 (File No. 333-225603) be accelerated to 4:00 p.m., Eastern Daylight Time, on Tuesday, June 26, 2018 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 400 copies of the preliminary prospectus dated June 22, 2018, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

LADENBURG THALMANN & CO. INC.
for itself the other several underwriters

By: /s/ Mark Green
Name: Mark Green
Title: Managing Director and Head of Technology Banking